7/23

02042782

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS

*CURRENT ADDRESS

AR/S 12-31-01

**FORMER NAME

02 JUL 23

PROCESSED

AUG 01 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3902 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/23/02

(A free translation of the original report in Portuguese on financial statements prepared in conformity with accounting principles determined by Brazilian corporate legislation)

Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS (Parent company) and Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS and subsidiary companies (Consolidated)

82-3902

Financial Statements at December 31, 2001 and 2000 and Report of Independent Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua dos Inconfidentes, 1190 9º
30140-120 Belo Horizonte, MG - Brasil
Caixa Postal 289
Telefone (31) 3269-1500
Fax (31) 3261-6950

(A free translation of the original opinion in Portuguese expressed on financial statements prepared in conformity with accounting principles determined by Brazilian corporate legislation)

Report of Independent Accountants

March 14, 2002

To the Board of Directors and Stockholders
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS

1 We have audited the accompanying balance sheets of Usinas Siderúrgicas de Minas Gerais S.A.- USIMINAS (parent company) and the consolidated balance sheets of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS and subsidiary companies (consolidated) at December 31, 2001 and 2000 and the related statements of income, of changes in stockholders' equity and of changes in financial position of Usinas Siderúrgicas de Minas Gerais S.A.- USIMINAS (parent company) and the related consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of company management. Our responsibility is to express an opinion on these financial statements. The determination of the composition of the technical reserves required to cover commitments of Caixa dos Empregados da Usiminas, the employees' pension fund, was made by independent actuaries, and our opinion, insofar as it relates to the determination of this actuarial liability of the parent company and consolidated of R$ 909,466 thousand and R$ 965,242 thousand, respectively, at December 31, 2001 (2000 - R$ 525,024 thousand and R$ 569,567 thousand, respectively) and the effects on the results of the parent company and consolidated of R$ 10,258 thousand - credit – and R$ 6,906 thousand - credit – respectively, at December 31, 2000 is based exclusively on the opinions of those actuaries.

2 We conducted our audits in accordance with approved Brazilian auditing standards which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, based on our audits and on the opinion of the independent actuaries referred to in the first paragraph, the financial statements present fairly, in all material respects, the financial position of Usinas Siderúrgicas de Minas Gerais S.A. (USIMINAS) (parent company) and Usinas Siderúrgicas de Minas Gerais S.A.(USIMINAS) and subsidiary companies (Consolidated) at December 31, 2001 and 2000 and the results of operations, the changes in stockholders' equity and the changes in financial position of Usinas Siderúrgicas de Minas Gerais S.A.(USIMINAS) (parent company) for the years then ended, as well as the consolidated results of operations and of changes in financial position for the years then ended, in conformity with accounting principles determined by Brazilian corporate legislation.

4 We conducted our audits with the objective of issuing an opinion on the financial statements referred to in the first paragraph taken as a whole. The statement of added value which is presented to provide supplementary information on Usinas Siderúrgicas de Minas Gerais S.A. (USIMINAS) (parent company) and Usinas Siderúrgicas de Minas Gerais S.A.(USIMINAS) and subsidiary companies (consolidated), is not required as a component part of the financial statements. The statement of added value was submitted to the auditing procedures described in the second paragraph and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

5 As mentioned in Note 9 to the financial statements, subsidiary company Companhia Siderúrgica Paulista (COSIPA), has certain contractual conditions regarding loans and financings obtained which could provoke anticipated maturity of long-term local and foreign currency liabilities amounting to R$ 1,534,022 thousand at December 31, 2001. The company and the subsidiary are negotiating with the creditors in order to assure compliance with the financial conditions agreed in contract, and has obtained an additional term up to April 22, 2002 to renegotiate the restrictive contractual clauses with them. The company maintains these liabilities classified as long-term in the consolidated balance sheet.

PRICEWATERHOUSECOOPERS

March 14, 2002
Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS

6 As mentioned in Note 1 to the financial statements, on November 25, 1998 the stockholders of Usinas Siderúrgicas de Minas Gerais S.A. (USIMINAS) and of Companhia Siderúrgica Paulista (COSIPA) approved the basic project for the corporate, financial and operational restructuring of the activities of these two companies, including, among other measures, the reallocation of assets and liabilities. Implementation of this project was approved by COSIPA stockholders on January 29, 1999. The steel operations of USIMINAS and COSIPA continue to be conducted by separate groups of shareholders.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Francisco José Pinto Fagundes
Partner
Contador CRC MG054755/O-4

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A – USIMINAS (PARENT COMPANY) AND USINAS SIDERÚRGICAS DE MINAS GERAIS S/A – USIMINAS AND SUBSIDIARY COMPANIES (CONSOLIDATED)

(A free translation of the original in Portuguese prepared in conformity with accounting principles determined by Brazilian corporate legislation)

BALANCE SHEET AT DECEMBER 31
In thousands of reais

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
ASSETS				
CURRENT ASSETS				
Available funds	166,831	210,177	577,531	854,905
Trade accounts receivable	434,839	346,113	750,405	600,069
Inventories	650,130	563,167	1,231,233	1,079,638
Taxes recoverable	74,636	32,001	123,184	80,872
Other	62,887	43,567	144,603	139,156
	1,389,323	1,195,025	2,826,956	2,754,640
LONG-TERM RECEIVABLES				
Deferred income tax and social contribution	1,154,644	1,049,889	1,297,077	1,100,885
Eletrobrás shares and loans	48,946	62,111	49,029	62,111
Related companies	185,116	137,560	11,184	68,126
Deposits at law	91,896	28,620	134,620	49,224
Financial investments				68,355
Other	44,917	34,482	163,705	85,622
	1,525,519	1,312,662	1,655,615	1,434,323
PERMANENT ASSETS				
Investments				
. In subsidiary and associated companies	2,066,693	1,218,284	144,646	200,821
. Debentures		892,900		
. Other investments	46,206	48,202	66,149	47,993
Property, plant and equipment	3,856,955	3,872,067	9,092,957	8,314,938
Deferred charges			69,858	72,031
	5,969,854	6,031,453	9,373,610	8,635,783
Total assets	**8,884,696**	**8,539,140**	**13,856,181**	**12,824,746**

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A – USIMINAS (PARENT COMPANY) AND USINAS SIDERÚRGICAS DE MINAS GERAIS S/A – USIMINAS AND SUBSIDIARY COMPANIES (CONSOLIDATED)

BALANCE SHEET AT DECEMBER 31
In thousands of reais **(continued)**

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Suppliers and contractors	105,654	87,600	298,671	230,985
Loans and financings	898,881	862,361	2,280,837	1,498,536
Debentures	8,604	4,027	8,604	4,027
Advances from customers	6,678	2,609	66,024	72,058
Related companies	147,683	119,535	32,568	12,396
Salaries and payroll charges	44,797	43,261	77,367	80,403
Taxes payable	19,277	16,628	56,900	47,386
Taxes payable in installments	65,738	92,605	68,005	124,145
Income tax and social contribution		6,098	18,281	25,955
Dividends/interest on own capital proposed and payable	51,465	54,806	51,522	54,842
Other	81,088	61,769	103,750	78,597
	1,429,865	1,351,299	3,062,529	2,229,330
LONG-TERM LIABILITIES				
Loans and financings	1,847,709	2,022,952	4,432,838	4,254,545
Debentures	578,330	478,559	578,330	478,559
Taxes payable in installments	129,475	179,321	132,721	193,130
Deferred income tax and social contribution	60,806	64,606	60,972	65,052
Payables to FEMCO			320,934	269,543
Provision for contingent liabilities	385,299	389,170	619,888	609,806
Caixa dos Empregados da Usiminas - Actuarial liability	909,466	525,024	965,242	569,567
Other	170,079	34,362	193,209	45,033
	4,081,164	3,693,994	7,304,134	6,485,235
MINORITY INTEREST			131,348	637,159
STOCKHOLDERS' EQUITY				
Capital	1,221,000	1,221,000	1,221,000	1,221,000
Capital reserves	1,998,775	2,107,415	1,998,775	2,107,415
Revaluation reserve		8,970		8,970
Revenue reserves	153,892	156,462	138,395	135,637
	3,373,667	3,493,847	3,358,170	3,473,022
Total liabilities and stockholders' equity	**8,884,696**	**8,539,140**	**13,856,181**	**12,824,746**

The accompanying notes are an integral part of these financial statements.

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A – USIMINAS (PARENT COMPANY) AND USINAS SIDERÚRGICAS DE MINAS GERAIS S/A – USIMINAS AND SUBSIDIARY COMPANIES (CONSOLIDATED)

(A free translation of the original in Portuguese prepared in conformity with accounting principles determined by Brazilian corporate legislation)

STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31
In thousands of reais

	Parent company		Consolidated	
	2001	2000	2001	2000
GROSS SALES AND SERVICES				
Sales				
. Local	3,168,196	2,640,327	5,082,929	4,118,966
. Foreign	533,811	393,173	939,072	726,033
Services rendered	95,797	89,565	253,377	214,134
	3,797,804	3,123,065	6,275,378	5,059,133
DEDUCTIONS MAINLY TAXES ON SALES	(855,421)	(728,551)	(1,392,869)	(1,137,866)
Net sales and services	2,942,383	2,394,514	4,882,509	3,921,267
Cost of sales and services	(1,905,082)	(1,502,178)	(3,395,006)	(2,613,302)
GROSS PROFIT	1,037,301	892,336	1,487,503	1,307,965
OPERATING (EXPENSES) INCOME				
Selling	(55,804)	(49,532)	(118,180)	(93,486)
Financial (expenses) income, net	(604,707)	(504,828)	(1,276,095)	(729,642)
General and administrative	(59,496)	(56,747)	(167,617)	(161,003)
Management fees	(6,775)	(5,423)	(10,486)	(9,202)
Investments in subsidiary and associated companies				
.Equity in the results	(42,643)	45,219	3,753	16,248
.Amortization of (goodwill) negative goodwill	131,883	(4,219)	131,869	(4,219)
.Provision for losses – unsecured liabilities	(86,670)			
Other (expenses) income, net	(45,917)	(11,930)	(59,099)	(39,817)
	(770,129)	(587,460)	(1,495,855)	(1,021,121)
OPERATING PROFIT (LOSS)	267,172	304,876	(8,352)	286,844
NON-OPERATING (EXPENSES) INCOME, NET	3,963	(17,592)	947	(18,605)
PROFIT (LOSS) BEFORE TAXES AND PROFIT SHARING	271,135	287,284	(7,405)	268,239
INCOME TAX AND SOCIAL CONTRIBUTION				
Income tax	(35,330)	(16,978)	12,214	(2,684)
Social contribution	13,384	(30,031)	30,430	(23,131)
	(21,946)	(47,009)	42,644	(25,815)
PROFIT SHARING	(8,257)	(9,704)	(16,301)	(10,213)
MINORITY INTEREST			225,642	(20,823)
NET INCOME FOR THE YEAR	240,932	230,571	244,580	211,388
Net income per share at the end of the year - in reais	1.1201	1.0719		

The accompanying notes are an integral part of these financial statements.

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - US[illegible]

[illegible]riginal in Portuguese
[illegible]th accounting principles
[illegible]orporate legislation)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
In thousands of reais

	Capital	Premium on subscription of shares	[illegible]etained [illegible]arnings	Total
At December 31, 1999	1,221,000	2,132,794		3,357,276
Partial realization of revaluation reserve			4,373	
Net income for the year			230,571	230,571
Appropriation of net income				
Legal reserve			(11,528)	
Dividends and interest on own capital			(94,000)	(94,000)
Reserve for investments and working capital			(29,416)	
At December 31, 2000	1,221,000	2,132,794		3,493,847
Prior year adjustments – CVM Instruction 371 (Note 14)			[illegible]65,102)	(265,102)
- absorption of loss		(101,932)	265,102	
Realization of revaluation reserve			8,970	
Net income for the year			240,932	240,932
Proposed appropriation of net income				
Legal reserve			[illegible]12,047)	
Interim and proposed dividends			[illegible]96,010)	(96,010)
Reserve for investments and working capital			[illegible]41,845)	
At December 31, 2001	1,221,000	2,030,862		3,373,667

The accompanying notes are an integral part of these financial statements.

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A – USIMINAS (PARENT COMPANY) AND USINAS SIDERÚRGICAS DE MINAS GERAIS S/A – USIMINAS AND SUBSIDIARY COMPANIES (CONSOLIDATED)

(A free translation of the original in Portuguese prepared in conformity with accounting principles determined by Brazilian corporate legislation)

STATEMENT OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31

In thousands of reais

	Parent company		Consolidated	
	2001	2000	2001	2000
RESOURCES WERE PROVIDED BY:				
Operations:				
. Net income for the year	240,932	230,571	244,580	211,388
. Expenses (income) not affecting working capital				
. Monetary correction on long-term items, net	283,963	167,013	655,861	197,004
. Depreciation and amortization	226,252	212,585	401,825	366,076
. Equity in the results of subsidiary and associated companies	42,643	(45,219)	(3,753)	(16,248)
. Amortization of goodwill, net of negative goodwill	(131,883)	4,219	(131,883)	4,219
. Provision (reversal) for long-term liabilities	119,240	(7,395)	40,596	9,511
. Deferred income tax and social contribution	18,310	18,447	(53,755)	2,790
. Provision (reversal) for losses on long-term receivables	(778)	30,170	3,957	31,170
. Residual value of permanent asset disposals	876	53,168	5,978	61,695
. Minority interest			(225,642)	20,823
. Other	167	13,249	5,899	18,459
	799,722	676,808	943,663	906,887
Stockholders				
. Capital subscription				2,575
				2,575
Third parties:				
. Financings and debentures	368,579	470,545	1,008,854	1,968,049
. Transfer of financings to long-term	153,730	271,515	153,834	271,515
. Amortization of receivables from related companies	15,722	24,078		59,868
. Increase in other long-term liabilities	54,550		105,458	29,691
. Transfer from permanent to current assets	134,280			
. Other	56,897	10,000	174,259	41,221
	783,758	776,138	1,442,405	2,370,344
Total resources provided	1,583,480	1,452,946	2,386,068	3,279,806
RESOURCES WERE USED FOR				
Permanent assets				
. Investments	10,781	30,315		35,374
. Property, plant and equipment	220,578	249,197	1,324,376	929,314
. Deferred charges			12,144	30,981
Liabilities transferred from long-term to current:				
. Loans and financings	862,357	663,007	1,472,167	1,354,623
. Other liabilities	66,044	89,764	81,510	146,978
Receivables from related companies	88,527	69,267		31,905
Increase in other long-term receivables	77,894	64,653	94,545	141,305
Dividends and interest on own capital	96,010	94,000	96,010	94,000
Treasury stock				4,839
Other	45,557	40,630	66,199	47,644
Total resources used	1,467,748	1,300,833	3,146,951	2,816,963
INCREASE (DECREASE) IN WORKING CAPITAL	115,732	152,113	(760,883)	462,843

STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31

In thousands of reais **(Continued)**

	Parent company		Consolidated	
	2001	2000	2001	2000
Current assets				
. At the beginning of the year	1,195,025	1,307,243	2,754,640	2,378,230
. At the end of the year	1,389,323	1,195,025	2,826,956	2,754,640
	194,298	(112,218)	72,316	376,410
Current liabilities				
. At the beginning of the year	1,351,299	1,615,630	2,229,330	2,315,763
. At the end of the year	1,429,865	1,351,299	3,062,529	2,229,330
	78,566	(264,331)	833,199	(86,433)
INCREASE (DECREASE) IN WORKING CAPITAL	115,732	152,113	(760,883)	462,843

The accompanying notes are an integral part of these financial statements.

All amounts in thousands of reais unless otherwise indicated

1 OPERATIONS

Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS – operates in the steel industry and related activities. To amplify activities it has shareholdings in the subsidiary and associated companies listed in Note 7.

During the year ended December 31, 2001 it produced 4.704 million tons of liquid steel (2000 – 4.519 million tons).

On January 29, 1999 the stockholders of Companhia Siderúrgica Paulista (COSIPA) approved the implementation of a project for the corporate, financial, equity and operational restructuring of Cosipa and of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS comprising, among other measures, the reallocation of assets and liabilities between them.

This restructuring preserved the conduction of the steel activities of the companies via distinct shareholder compositions. Due to this restructuring, Usiminas subscribed in 1999 for 496,055 debentures convertible into Cosipa shares and amounting to R$ 892,900 thousand, and exercised the right to convert into shares on October 23, 2001 (Note 7c).

2 PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements have been prepared in conformity with accounting principles determined by Brazilian corporate legislation and the requirements of the Brazilian Securities Commission - CVM, which since the publication of Law 9249/95 no longer require recognition of the effects of inflation.

The financial statements of the company and the consolidated financial statements as of and for the years ended December 31, 2001 and 2000, are presented separately under the headings of Parent Company and Consolidated, respectively.

3 SIGNIFICANT ACCOUNTING PRINCIPLES AND CONSOLIDATION CRITERIA

I – Financial Statements in accordance with corporate legislation

(a) Determination of results of operations

Results are determined on the accrual basis of accounting and include accrued income and charges as well as monetary correction and exchange variations at official indices or rates on current and long-term assets and liabilities. The effect of income tax and social contribution is deducted from or added to results determining net income as explained in (b) below.

(b) Current assets and long-term receivables

Inventories – are stated at the average cost of purchase or production, which is lower than realizable value or replacement cost. Imports in progress are stated at the accumulated cost of each import.

Deferred income tax and social contribution – represents the credits on provisions which will be deductible in the future, and also includes tax losses and negative social contribution bases in accordance with CVM Deliberation 273/98 which approved the Institute of Independent Auditors of Brazil (IBRACON) pronouncement on accounting for income tax and social contribution. Recognition of tax credits is based on the expectation of future profits and they should be substantially realized in up to 10 years.

Income tax and social contribution payable are shown in current liabilities and the tax incident on accelerated depreciation in long-term liabilities and will be substantially payable in up to 14 years.

Other assets and receivables – are shown at realizable amounts, including accrued income, monetary correction and exchange variations, when applicable.

(c) Permanent assets

These are shown at cost including price-level restatements up to December 31, 1995 based on official indices, considering the following:

- Investments in subsidiary and associated companies are recorded on the equity method, increased and reduced by goodwill and negative goodwill, respectively. The bases used to amortize goodwill and negative goodwill are described in Note 7.

- Depreciation of property, plant and equipment is on the straight-line basis as from the start-up of each unit and is recorded mainly as a charge to cost production. Depreciation rates take into consideration the estimated lives of the assets.

- Consolidated deferred charges refer to pre-operating expenses when modernizing the industrial plant and to research and development projects, mainly by Cosipa and Unigal, which are being amortized on the straight-line basis over five to ten years.

(d) Current and long-term liabilities

Provision for contingencies – set up on a conservative basis to cover probable losses on certain tax cases.

Actuarial liability of Caixa dos Empregados da Usiminas – calculated by independent actuaries contracted by Caixa and represents the liability assumed for benefits granted and to be granted to members and their beneficiaries (Note 14).

Other liabilities – stated at known or estimated amounts including accrued charges, monetary correction and exchange variances on a daily pro rata basis, when applicable.

(e) Foreign currency operations

Assets and liabilities arising from foreign currency operations are converted to local currency (R$) at the prevailing exchange rate at the balance sheet date (US$ 1.00=R$ 2.3204) (2000 – US$ 1.00 = R$ 1.9554).

II Consolidation criteria

The December 31, 2001 and 2000 consolidated financial statements include those of the parent company, Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS and of the subsidiary and associated companies in which it has a direct holding and which are listed in Note 7.

All amounts in thousands of reais unless otherwise indicated

These financial statements have been prepared in conformity with the standards and procedures determined by the Brazilian Securities Commission - CVM. The consolidation process of the balance sheet and results accounts corresponds to the sum of the asset, liability, income and expense account balances according to their nature, with the following eliminations:

(a) Intercompany investments;
(b) Intercompany current accounts and other asset and/or liability accounts;
(c) The effects of intercompany transactions;
(d) Goodwill and negative goodwill on investments are classified as investments and property, plant equipment in compliance with CVM Instruction 247/96.

Stockholders' equity and net income for the year of the parent company may be reconciled with consolidated stockholders' equity and net income as follows:

	Stockholders' equity		Net income for the year	
	2001	2000	2001	2000
Parent company balances	3,373,667	3,493,847	240,932	230,571
Unrealized profits and other	(15,497)	(20,825)	3,648	(19,183)
Consolidated balances	3,358,170	3,473,022	244,580	211,388

The consolidated financial statements also include the financial statements of jointly-owned companies in compliance with a CVM instruction, in proportion to the holding of the parent company in the capital of each investee, as shown below:

Company	Stockholding	
	Voting	Total
Siderholding Participações Ltda	50%	50%
Unigal Ltda	93.75%	93.75%
Usiroll	50%	50%

All amounts in thousands of reais unless otherwise indicated

	2001			2000		
a) BALANCE SHEET	SIDERHOLDING	UNIGAL	USIROLL	SIDERHOLDING	UNIGAL (*)	USIROLL
Assets						
Current assets	80,670	34,768	1,219	71,448	35,101	808
Long-term receivables	12,321	861		13,324		
Permanent assets	10,099	483,315	7,495	10,856	483,960	8,278
Total	103,090	518,944	8,714	95,628	519,061	9,086
Liabilities and net equity						
Current liabilities	36,124	55,925	1,967	35,056	23,032	2,949
Long-term liabilities	24,187	555,467	1,597	20,795	399,665	1,573
Net equity	42,779	(92,448)	5,150	39,777	96,364	4,564
Total	103,090	518,944	8,714	95,628	519,061	9,086
b) STATEMENT OF INCOME						
Net sales and services	199,068	15,476	2,972	191,945		3,225
Cost of sales and services	(164,609)	(21,932)	(1,671)	(158,162)		(1,734)
Operating (expenses) income	(22,482)	(182,301)	(634)	(19,593)		(412)
Non-operating (expenses) income	(504)	(55)		852		
Provision for income tax and social contribution	(4,336)		(81)	(5,519)		(125)
Net income (loss) for the year	7,137	(188,812)	586	9,523		954

(*) In the pre-operating phase up to December 31, 2000.

4 AVAILABLE FUNDS

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
Cash and banks	8,707	8,806	50,847	33,854
Financial investments	158,124	201,371	526,684	821,051
	166,831	210,177	577,531	854,905

All amounts in thousands of reais unless otherwise indicated

Financial investments refer mainly to interbank deposit certificates and fixed income funds, remunerated at rates which vary between 100.0% and 100.5% of CDI and financial investments abroad which are remunerated at the average rate of 1.25% per annum plus U.S. dollar exchange rate variation.

5 TRADE ACCOUNTS RECEIVABLE

	Parent company		Consolidated	
	2001	2000	2001	2000
Subsidiary companies	62,192	53,858	35,012	21,295
Customers				
Local	280,215	202,281	590,579	463,964
Foreign	103,499	101,762	156,997	143,280
	445,906	357,901	782,588	628,539
Discounted trade notes			(340)	
Allowance for doubtful accounts	(11,067)	(11,788)	(31,843)	(28,470)
	434,839	346,113	750,405	600,069

6 INVENTORIES

	Parent company		Consolidated	
	2001	2000	2001	2000
Finished products	196,340	158,112	290,899	249,011
Work in process	114,150	97,717	277,065	217,829
Raw materials	140,086	127,419	303,904	312,743
Consumables and spare parts	132,394	120,301	237,482	214,195
Imports in progress	53,401	50,744	55,899	53,431
Other	13,759	8,874	65,984	32,429
	650,130	563,167	1,231,233	1,079,638

All amounts in thousands of reais unless otherwise indicated

7 - INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES

	COMPANHIA SIDERÚRGICA PAULISTA – COSIPA	USIMINAS MECÂNICA S.A.	USIMINAS OVERSEAS LTD	CAMARGO CORRÊA CIMENTOS S.A.	CONSÓRCIO SIDERURGIA AMAZÔNIA	UNIGAL LTDA	USIMINAS INTERNATIONAL LTD	OTHERS	TOTAL
a) Information on the companies									
Net equity (adjusted)									
December 31, 2001	1,586,534	336,030		470,227	521,650		192,133	156,826	
December 31, 2000	909,178	341,380	254,580	432,390	603,260	96,364		346,614	
Net income(loss) for the year									
2001	(215,135)	2,176		37,720	(81,610)	(188,812)	76	(197,443)	
2000	32,131	(929)	22,340	39,672	(134,582)			(26,722)	
b) Information on the investor									
Book value of the investment									
December 31, 2001	1,337,561 (1)	315,471 (2)		87,807 (3)	34,533		192,133	99,188	2,066,693
December 31, 2000	289,518	317,123 (2)	254,580	87,962 (3)	39,935	90,877		138,289	1,218,284
Equity in the results									
2001	9,849 (6)	2,176	82,780	4,861	(5,403)	(90,877) (5)	(10,950)	(35,079)	(42,643)
2000	11,531	(925)	42,103	4,937	(12,554)			127	45,219
Amortization of (goodwill) negative goodwill									
2001	136,105	3,698		(4,869)				(3,051)	131,883
2000		3,698		(4,870)				(3,047)	(4,219)
Holding in capital									
December 31, 2001	92,890%	99,987%		12.46%	10.69% (4)	93.75%	100%		
December 31, 2000	31,844%	99,987%	100%	12.46%	10.69% (4)	94,306%			

All amounts in thousands of reais unless otherwise indicated

	COMPANHIA SIDERÚRGICA PAULISTA – COSIPA	USIMINAS MECÂNICA S.A.	USIMINAS OVERSEAS LTD	CAMARGO CORRÊA CIMENTOS S.A.	CONSÓRCIO SIDERURGIA AMAZÔNIA	UNIGAL LTDA	USIMINAS INTERNATIONAL LTD	OTHERS	TOTAL
Number of shares or quotas held, with no nominal value									
at December 31, 2001									
ON	1,263,138,400	1,275,989,091,970	14,477	4,757,795	10,000	48,600,000	1		
PN	2,458,784,200	306,332,475,835		3,821,739					
at December 31, 2000									
ON	72,243,756	1,275,989,091,970	14,477	4,757,795	10,000	48,600,000			
PN	66,376,682	306,332,475,835		3,821,739					

(1) Net of negative goodwill of R$ 136,170. This negative goodwill, based on future results, is being amortized proportionately to these results.
(2) Net of negative goodwill in 2001 of R$ 20,515 (2000 - R$ 24,213), related to the appreciation of fixed assets. This negative goodwill is being proportionally amortized as assets are realized.
(3) Includes goodwill in 2001 of R$ 29,217 (2000 - R$ 34,086), which is being amortized in not more than ten years, based on estimates of future results.
(4) Direct holding of 6.62% and indirect holding of 4.07%.
(5) Supplementary amount of R$ 86,670 recorded as provision for losses – unsecured liabilities in other payables under long-term liabilities, with a contra entry to provision for losses in the statement of income for the year.
(6) The amount recorded as equity in the results may be summarized as follows:

	Result	Equity in the result	% holding
Loss prior to capital subscription	(343,357)	(109,256)	31.82
Loss after capital subscription	128,222	119,105	92.89
	(215,135)	9,849	

All amounts in thousands of reais unless otherwise indicated

c) Debentures

On October 23, 2001, the company exercised its right to convert into shares the 496,055 debentures issued by Companhia Siderúrgica Paulista – Cosipa, of which it was the holder.

In conformity with item 16.1 of the Private Deed of Issue of Debentures Convertible into Shares of Companhia Siderúrgica Paulista – Cosipa, inscribed in the 8th. Real Estate Registration Office of the capital of the state of São Paulo, each debenture gave right to 2,400 common shares and 4,800 preferred shares issued by Cosipa, so that 1,190,532,000 common shares and 2,381,064,000 preferred shares were attributed to Usiminas.

d) Sale of holding

On December 27, 2001, the company sold its holding in subsidiary Usiminas Overseas Ltd. The sale price was based on book values amounting to R$ 337,361, and therefore there was no gain or loss The sale and cost amounts were recorded in non-operating results in the statement of income for the year.

e) Purchase of holding

On December 28, 2001, the company acquired 100% control of Usiminas International Ltd.

All amounts in thousands of reais unless otherwise indicated

8 PROPERTY, PLANT AND EQUIPMENT

	Parent company		Consolidated	
	2001	2000	2001	2000
Operational – steel mill				
Metallurgical units	2,160,440	2,085,119	4,684,256	4,002,306
Rolling units	2,484,688	2,341,513	3,390,853	3,067,194
Galvanizing units	336,388	335,282	807,536	770,260
Supporting units	755,026	741,496	1,096,570	1,089,999
Refining units	39,359	51,349	355,555	425,268
Transport system and infrastructure	116,491	112,370	225,128	222,097
Administrative assets	279,461	253,418	381,721	349,785
Maritime terminal	285,149	298,508	285,149	298,508
Other	641	636	86,710	25,637
	6,457,643	6,219,691	11,313,478	10,251,054
Accumulated depreciation	(2,870,724)	(2,647,324)	(3,451,369)	(3,071,055)
Land	39,170	25,468	248,312	165,468
	3,626,089	3,597,835	8,110,421	7,345,467
Negative goodwill on acquisition of investments in Cosipa and Usiminas Mecânica – Note 7b			(156,684)	(24,213)
In construction – steel mill				
Metallurgical units	84,335	70,824	812,149	491,881
Rolling units	37,334	66,344	65,998	205,524
Supporting units	106,075	129,152	182,580	167,432
Refining units			14,241	73,020
Advances to suppliers	3,122	4,407	61,512	50,143
Other		3,505	2,740	5,684
	230,866	274,232	1,139,220	993,684
	3,856,955	3,872,067	9,092,957	8,314,938

a) In construction – relate to improvements to the production process and environmental protection projects which should be substantially concluded in the year 2002. As a result of the Plan for the Optimization of Productive Capacity, the company concluded in June 2000 a substantial part of the constructions in progress and transferred to assets in use the amount of R$ 1,009.1 million.

All amounts in thousands of reais unless otherwise indicated

b) Parent company depreciation for the year ended December 31, 2001, of R$ 226,252 (2000 - R$ 212,585), (Consolidated – 2001 - R$ 401,825 – 2000 – R$ 366,076) was substantially recorded as a charge to cost of production, the average depreciation rate being 4% per annum.

c) Investments projected for 2002 amount to R$ 180 million and refer mainly to technological updating and optimization of production (consolidated – R$ 404 million).

9 LOANS AND FINANCINGS

	Parent company				Consolidated			
	2001		2000		2001		2000	
	Current	Long-term	Current	Long-term	Current	Long-term	Current	Long-term
a) Local								
US$	54,447	295,254	45,728	356,793	185,188	235,799	137,390	364,274
UR	8,647	7,661	11,967	8,127	15,180	15,827	11,967	8,127
IGP			1,428				1,428	
IGPM	63,982	360,349	49,504	370,497	65,575	360,810	50,827	371,455
TJLP	117,725	205,770	96,517	310,077	250,769	811,658	130,459	886,532
R$	2,310	11,615	3,340	6,110	6,032	12,452	8,496	6,933
CM	31,315	33,600	27,287	55,998	31,315	33,600	27,287	55,998
CHF			13,429				13,429	
Other					5,935	50,557		
	278,426	914,249	249,200	1,107,602	559,994	1,520,703	381,283	1,693,319
b) Foreign								
US$	615,958	913,890	609,005	894,157	1,714,056	2,880,358	1,111,181	2,529,288
EURO	3,133	18,899	2,914	19,398	3,133	18,899	2,914	19,398
FRF	1,364	671	1,242	1,795	1,364	671	1,242	1,795
CHF					1,377	9,602	1,916	10,745
Other					913	2,605		
	620,455	933,460	613,161	915,350	1,720,843	2,912,135	1,117,253	2,561,226
	898,881	1,847,709	862,361	2,022,952	2,280,837	4,432,838	1,498,536	4,254,545

All amounts in thousands of reais unless otherwise indicated

Long-term amounts fall due as follows:

	Parent company		Consolidated	
	2001	2000	2001	2000
2002		696,822		1,263,537
2003	600,714	315,186	1,098,273	654,829
2004	317,569	181,387	822,712	520,027
2005	215,967	178,308	760,557	534,527
2006	343,426	313,427	774,863	829,058
2007 up to 2013	370,033	337,822	976,433	452,567
	1,847,709	2,022,952	4,432,838	4,254,545

During the year ended December 31, 2001, loans and financings of some R$ 627.1 million were contracted, R$ 15.3 million locally and R$ 611.8 million abroad. These resources are substantially for working capital purposes.

The local currency amounts raised by the parent company are subject to monetary restatement plus financial charges at an average rate of 7.89% per annum (2000 – 5.42%), and those in foreign currency at an average rate of 7.93% per annum (2000 – 8.55%) and to exchange rate variations. These operations are compatible with the market for similar risks and periods.

Financings are mainly guaranteed by property, plant and equipment amounting to R$ 2,702,785.

During 2001, the debt expressed in reais of subsidiary Companhia Siderúrgica Paulista – Cosipa, increased to above that projected because of the exchange rate variation of around 19%. As a consequence, it no longer complies with certain contractual conditions of the loans and financings (covenants - financial indices). This fact has already been communicated to the creditors who have agreed to establish a waiver up to April 22, 2002 for renegotiation of the contractual conditions. Non-renegotiation could provoke the anticipated maturity of long-term obligations payable to local and foreign creditors, amounting to R$ 1,534,022 at December 31, 2001.

The subsidiary company is convinced that it will succeed in renegotiating the conditions and reestablish full compliance with the clauses.

All amounts in thousands of reais unless otherwise indicated

10 DEBENTURES

Issue on October 31, 1998 – a public offer of 10,000 debentures, in the amount of R$ 400,000, one series, simple, nominative, subordinated and not convertible into shares, falling due on October 31, 2006, remunerated at the ANBID rate, plus interest of 1% per annum, totally subscribed by the market.

Issue on February 15, 2000 – a private offer of 730 debentures, in the amount of R$ 73,000, one series, with real guarantee and convertible into shares, falling due on February 15, 2005, remunerated at the TJLP rate plus 4% per annum, totally subscribed by the National Bank for Economic and Social Development (BNDES).

Issue on November 20, 2000 – a public offer of 10,000 debentures, in the amount of R$ 100,000, one series, simple, with real guarantee, subordinated and non convertible into shares, falling due on November 20, 2003, remunerated at 104% of CDI, totally subscribed by the market.

11 TAXES PAYABLE IN INSTALLMENTS

	Parent company				Consolidated			
	2001		2000		2001		2000	
	Current	Long-term	Current	Long-term	Current	Long-term	Current	Long-term
INSS	13,095	90,911	12,557	101,046	13,520	91,248	18,019	101,815
IPI	34,664	21,267	29,986	49,977	35,713	21,267	42,094	50,905
ICMS	2,445		34,413		2,496		40,469	12,112
CSSL	9,021	5,535	7,804	13,007	9,021	5,535	7,804	13,007
COFINS			2,274				10,188	
Other	6,513	11,762	5,571	15,291	7,255	14,671	5,571	15,291
	65,738	129,475	92,605	179,321	68,005	132,721	124,145	193,130

Interest at 1% per month is due on these installments and they fall due in periods varying from 30 to 240 months. Fixed assets of Companhia Siderúrgica Paulista - COSIPA, valued at R$ 476,471 have been given in guarantee.

All amounts in thousands of reais unless otherwise indicated

Long-term installments fall due as follows:

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
2002		52.086		57.985
2003	46,352	39,489	47,245	44,182
2004	18,403	13,651	19,296	16,830
2005	13,095	8,983	14,555	9,021
2006	13,095	8,983	13,095	8,983
2007 up to 2013	38,530	56,129	38,530	56.129
	129,475	179,321	132,721	193,130

12 PROVISION FOR CONTINGENT LIABILITIES

Based on the opinion of the legal advisors, management reviews the known contingencies and evaluates the possibility of losses, adjusting the provision as necessary.

At December 31, 2001, the main provisioned contingencies relate to judicial proceedings for various taxes, basically income tax and social contribution, amounting to R$ 353.4 million (2000 – R$ 374.1 million).

There are various civil, tax, environmental and labor contingencies in progress. The contingencies, for which expectations of a favorable outcome for the company are considered possible, amount to approximately R$ 10,606 at December 31, 2001 (2000 – R$ 2,413), (consolidated – 2001 – R$ 309,525 – 2000 – R$ 194,712). Management, based on the opinion of its legal advisors, does not expect unfavorable outcomes for these contingencies.

All amounts in thousands of reais unless otherwise indicated

13 PAYABLES TO FUNDAÇÃO COSIPA DE SEGURIDADE SOCIAL - FEMCO

a) Accounting principle for recognizing actuarial gains and losses

Subsidiary Companhia Siderúrgica Paulista – Cosipa obtained a specific actuarial evaluation report on all benefits of the plans offered to employees on retirement. These studies indicated the following deficits at December 31, 2001.

- Plan for Supplementary Retirement of R$ 251,338, lower than the liability already recognized of R$ 320,934 - item (b) below;
- Plan for Medical Assistance Benefit of R$ 31,649; and
- Group Life Insurance for Retired Employees of R$ 52,469.

The subsidiary opted to not recognize immediately in stockholders' equity the amounts related to the Plan for Medical Assistance Benefit and Group Life Insurance for Retired Employees, as permitted in CVM Instruction 371.

b) Liabilities recognized in the accounts

At December 31, 2001 the subsidiary has a long-term debt of R$ 320,934 (2000 – R$ 269,543) payable to FEMCO, subject to monetary correction based on the INPC variation, substantially payable in 19 successive six-monthly installments as from March 20, 2004 with interest during the grace period of 9% per annum on the installments which were originally payable up to 1999 and of 6% per annum on the other installments. After the grace period the balance is subject to interest of 6% per annum. This debt is guaranteed by fixed assets evaluated at R$ 148,416 (2000 – R$ 150,443).

The subsidiary is obliged to anticipate the payment of installments when necessary and always commencing with the last installment, so that FEMCO can honor commitments assumed in managing the benefit plan.

Also, the subsidiary has other short-term accounts payable to FEMCO amounting to R$ 2,360 (2000 – R$ 2,054)

All amounts in thousands of reais unless otherwise indicated

c) Expenses recognized in the statement of income

On constitution of FEMCO in 1975, Cosipa assumed full responsibility for the contribution related to past service. This liability is being paid monthly as part of the contribution rate and represents 1.17% of the payroll and is recognized in the books on the cash basis. At December 31, 2001, the balance of this liability which is payable in the following 84 months is R$ 9,023 (2000 – 96 months – R$ 8,253).

14 CAIXA DOS EMPREGADOS DA USIMINAS - ACTUARIAL LIABILITY

In August 1972, the company formed Caixa dos Empregados da Usiminas, a non-profit civil entity classified as a private pension fund. The main objective is to supplement the pensions of members and to pay the beneficiaries of deceased members.

Together with the other sponsors it has been making monthly contributions to cover an insufficiency of technical reserves determined at the end of 1994. An amortization plan was approved by the Supplementary Retirement Income Secretariat of the Ministry of Social Security for payment over 35 years. As from January 2002, based on the balance of reserves to amortize, to be calculated in December 2001, amortization will be in equal monthly installments, over a period of 19 years, with interest of 6% p.a., monthly restated by the IGP-M. The installments paid during the year ended December 31, 2001 amounted to R$ 35,654 (2000 – R$ 30,203). According to the regulations of Benefit Plan 1, approved in November 1996, as from this date any insufficiencies of reserves which occur will be covered in equal parts by the sponsors and members, active or retired, based on conditions and criteria actuarially established to be approved by the competent authority.

On August 1, 1998, the new benefit plan administered by Caixa dos Empregados da Usiminas - USIPREV became effective. Following the trend of supplementary retirement systems, this new plan is based on a modern concept offering greater security to sponsors and members. The entity will now administer two benefit plans: the former one, established on August 28, 1972, characterized as a defined benefit plan and USIPREV, with the characteristic of a mixed plan with a defined contribution for the programmed benefits and a defined benefit for risk benefits. Although directed at new employees, USIPREV permitted the migration of members from the old plan. At the end of the initial campaign on July 31, 1998, 10,651 members had joined the new plan, 80.45% of the total. At December 31, 2001, USIPREV has 12,910 members.

All amounts in thousands of reais unless otherwise indicated

Company contributions during the year ended December 31, 2001 amounted to R$ 7,163 (2000 - R$ 9,409) (consolidated – 2001 – R$ 7,902 – 2000 – R$ 10,054) and were charged to results of operations, mainly to cost of sales and services.

The technical reserves of Caixa (actuarial liability) are calculated by and are the responsibility of an independent actuary contracted by Caixa and represent the obligation assumed for benefits granted and to be granted to members and their beneficiaries.

In compliance with CVM Deliberation 371/00, the company recognized the adjustment to actuarial liabilities arising from the benefits to which employees are entitled to for length of service. The actuarial study, carried out by an independent actuary as of December 31, 2001, presented a liability of R$ 909,466 (consolidated – R$ 965,242), which was recorded in stockholders' equity as a prior year adjustment as follows:

	Parent company	Consolidated
Actuarial liability – December 31, 2001	909,466	965,242
Amount recorded on December 31, 2000	(525,024)	(569,567)
Amount recorded on December 31, 2001	384,442	395,675
Income tax and social contribution	(126,866)	(130,573)
Prior years adjustments (actuarial liability) of subsidiary companies	7,526	
Adjustment to stockholders' equity	265,102	265,102

The reconciliation of liabilities recognized in the balance sheet is as follows:

	Parent company	Consolidated
Present value of actuarial liability	(1,619,118)	(1,721,593)
Fair value of assets	709,652	756,351
Net actuarial liability	(909,466)	(965,242)

All amounts in thousands of reais unless otherwise indicated

The amounts to be recognized in the statement of income for 2002 are as follows:

	Parent company	Consolidated
Cost of current service – gross	1,939	2,280
Cost of interest	160,261	170,408
Estimated income from plan assets	(70,157)	(74,696)
Employee's contributions	(1,906)	(1,967)
Total	90,137	96,025

The main actuarial hypotheses at December 31, 2001, were:

Actuarial method:	
Discount rate	10.24% p.a.
Estimated rate of return on assets	10.24% p.a.
Future salary increases	6.08% p.a.
Social security benefits increase	4.0% p.a.
Inflation	4.0% p.a.
Capacity factor	
Salaries	98%
Benefits	98%

15 STOCKHOLDERS' EQUITY

(a) Capital

Capital comprises 225,285,820 shares, with no nominal value, of which 112,280,152 are common, 111,869,950 class A preferred and 1,135,718 class B preferred. Common shares have the right to vote at stockholders' meetings. Preferred shares have (i) priority to the return of capital, without premium, were the company to be liquidated, (ii) the same rights as the common shares to participate in any bonuses approved at stockholders' meetings and (iii) the right to vote at meetings if the preferred dividends are not paid for three consecutive years. All stockholders are assured of a minimum dividend of 25% of net income for each year, calculated in accordance with Brazilian corporate legislation.

All amounts in thousands of reais unless otherwise indicated

(b) Reserves

Premium on shares subscription – set up in the merger process in conformity with Article 14, sole paragraph of Law 6404/76. This reserve may be used to absorb losses which exceed the retained earnings and revenue reserves, redeem, reimburse or purchase shares, redeem founders shares, capitalized and the payment of dividends on preferred shares, when this advantage is assured to them (Art. 200 of Law 6404/76).

Treasury stock – At December 31, 2001, the company held in treasury, 561,482 common, 9,297,350 class A preferred and 331,576 class B preferred shares, of which 200,400 common and 9,297,350 class A preferred were acquired during 1997 and 1998, and 361,082 common and 331,576 class B preferred related to holdings in the merging company. With the merger process, these shares were maintained in treasury in order to maintain the share structure of the company.

Fiscal incentives– correspond to the reduction through 1996, of 95% of Excise tax (IPI) paid (Law 7554/86).

Revaluation reserve – reflects the revaluation carried out by the company and is being gradually transferred to retained earnings in proportion to the realization of revalued items on depreciation or disposal

Legal reserve – set up based on 5% of net income of each year until it reaches 20% of share capital.

Reserve for investments and working capital – set up as follows:

- 5% of adjusted net income for the year and amounting to R$ 11,444 at December 31, 2001 the objective of which is to assure investments in operations or additional working capital. The balance may not exceed 95% of share capital and can be used to absorb losses, distribute dividends, redeem, reimburse or purchase shares or even capitalized.
- A further R$ 130,401 to supplement the investments mentioned above under the terms of Article 196 of Law 6404/76 and based on a budget to be approved at the Ordinary General Meeting which deliberates on the annual financial statements. This part can also be used to absorb losses, distribute dividends, redeem, reimburse or purchase shares or even capitalized.

All amounts in thousands of reais unless otherwise indicated

(c) Dividends

	2001	2000
1) Dividends		
Net income for the year	240,932	230,571
Transfer to legal reserve (5%)	(12,047)	(11,528)
Basis of calculation	228,885	219,043
Minimum obligatory dividend (25%)	**57,221**	**54,761**
2) Proposal		
Interim dividends paid (R$ 0.2041 per ON share and R$ 0.2245 per PN share; 2000 – R$ 0.1774 per ON share and R$ 0.1952 per PN share)	46,010	40,000
Dividends payable (R$ 0.2218 per ON share and R$ 0.2440 per PN share; 2000 (interest on own capital) – R$ 0.2395 per ON share and R$ 0.2635 per PN share)	50,000	54,000
Total proposed	**96,010**	**94,000**

(d) Prior year adjustments

Refer to the actuarial calculations mentioned in Note 14.

16 FINANCIAL (EXPENSES) INCOME, NET

Financial (expenses) income may be summarized as follows:

	Parent company		Consolidated	
	2001	2000	2001	2000
On loans and financings for property, plant and equipment	(299,200)	(209,333)	(410,058)	(319,886)
On loans and financings for working capital	(287,612)	(196,862)	(756,235)	(364,626)
Other financial expenses	(208,350)	(195,954)	(338,717)	(300,142)
On intercompany loans	(24,144)	(20,092)		
Financial income	214,599	117,413	228,915	255,012
	(604,707)	(504,828)	(1,276,095)	(729,642)

All amounts in thousands of reais unless otherwise indicated

17 INCOME TAX AND SOCIAL CONTRIBUTION

a) Deferred income tax and social contribution

	Parent company		Consolidated	
	2001	2000	2001	2000
Income tax:				
Tax losses (1)	581,010	596,559	644,283	609,558
Temporary provisions	257,474	151,673	265,770	168,816
Contingent taxes	45,193	58,348	46,569	59,435
Other			36,558	7,055
	883,677	806,580	993,180	844,864
Social contribution				
Negative social contribution basis (1)	184,058	190,257	206,659	194,726
Temporary provisions	86,909	53,052	89,902	58,768
Other			7,336	2,527
	270,967	243,309	303,897	256,021
Long-term receivables	1,154,644	1,049,889	1,297,077	1,100,885
Income tax:				
Accelerated depreciation	60,806	64,606	60,972	65,052
Long term liabilities	60,806	64,606	60,972	65,052

(1) In January 2002, the Brazilian Securities Commission (CVM) divulged for public discussion a project to define limits for recording deferred income tax and social contribution, which may require a revision of amounts presently recorded under the terms of Deliberation 273/98, as from the first quarter of 2002.

All amounts in thousands of reais unless otherwise indicated

b) Income tax and social contribution in results of operations

	Parent company				Consolidated			
	2001		2000		2001		2000	
	Income tax	Social contribution	Income tax	Social contribution	Income tax	Social contribution	Income tax	Social contribution
Profit (loss) before income tax and social contribution, reduced by interest on own capital and after profit sharing	262,878	262,878	223,580	223,580	(23,706)	(23,706)	204,026	204,026
Additions (exclusions)	(55,555)	(4,552)	71,321	94,905	232,326	283,306	24,281	47,280
Calculation basis before offset of losses	207,323	258,326	294,901	318,485	208,620	259,600	228,307	251,306
Offset of tax losses and negative social contribution bases	(62,197)	(77,498)	(88,470)	(95,545)	(62,586)	(77,880)	(89,378)	(96,448)
Calculation basis	145,126	180,828	206,431	222,940	146,034	181,720	138,929	154,858
Income tax and social contribution	(32,457)	(16,274)	(51,584)	(20,065)	(32,684)	(16,355)	(49,275)	(19,267)
Fiscal incentive	981		2,387		981		2,465	
Income tax and social contribution	(31,476)	(16,274)	(49,197)	(20,065)	(31,703)	(16,355)	(46,810)	(19,267)
Deferred income tax and social contribution on temporary additions	(19,013)	(4,643)	4,088	(9,966)	28,758	12,484	15,961	(3,877)
Elimination of contingent ILL – Social contribution on negative goodwill	15,159	34,301	28,131		15,159	34,301	28,165	13
Total income tax and social contribution (expenses) income	(35,330)	13,384	(16,978)	(30,031)	12,214	30,430	(2,684)	(23,131)

The income tax rate is 25% and the social contribution rate is 12% from May 1999 up to January 31, 2000 and 9% from February 1, 2000 up to December 31, 2002.

All amounts in thousands of reais unless otherwise indicated

18 TRANSACTIONS WITH RELATED COMPANIES

The main balances and transactions may be summarized as follows:

	Assets				Liabilities			
	Current		Long-term receivables		Current		Long-term liabilities	
	2001	2000	2001	2000	2001	2000	2001	2000
USIMINAS MECÂNICA S.A.	11,893	7,375			99,267	100,606		
CIA. VALE DO RIO DOCE	88	136			10,055	6,737		
USIPARTS S.A. SISTEMAS AUTOMOTIVOS	6,892		37,378	36,754	10			
CIA. SIDERÚRGICA PAULISTA	6,164	347		38,194	24,011	394		
FASAL S.A. COM. IND. PROD. SIDERÚRGICOS	18,686	21,198			3,006	2,216		
RIO NEGRO COM. IND. AÇO S.A.	18,555	23,483			532	758		
CAMARGO CORREA CIMENTOS S.A.	800	428			3,656	3,655	28,824	34,327
MRS LOGÍSTICA		23			106			
USIMINAS OVERSEAS LTD.		86,093		59,817		5,145		
USIMINAS INTERNATIONAL LTD			145,830					
SIDERHOLDING PARTICIPAÇÕES LTDA.			124					
USIROLL	88		1,784	2,795	11	24		
UNIGAL LTDA	276	868			7,029			
T O T A L	63,442	139,951	185,116	137,560	147,683	119,535	28,824	34,327

All amounts in thousands of reais unless otherwise indicated

	Sales		**Purchases**		**Income**		**Expenses**	
	2001	**2000**	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**
USIMINAS MECÂNICA S.A.	62,989	56,304	56,000	48,794			14,421	15,368
CIA. VALE DO RIO DOCE	975	1,595	263,282	218,590				
USIPARTS S.A. SISTEMAS AUTOMOTIVOS	14,878	11,229	1,026		861	756		
BANCO AMÉRICA DO SUL S.A.						1,500		
CIA. SIDERÚRGICA PAULISTA	46,389	61,434	1,319	502	1,242	2,290		
FASAL S.A. COM. IND. PROD. SIDERÚRGICOS	136,858	150,253	71	15				181
RIO NEGRO COM. IND. AÇO S.A.	167,611	166,155	13,656	15,455				
CAMARGO CORREA CIMENTOS S.A.	5,269	5,085	3,318	2,888				
MRS LOGÍSTICA	302	645	36,771	27,375				
USIMINAS OVERSEAS LTD.						9,569		83
USIMINAS IMPORTAÇÃO E EXPORTAÇÃO S.A.				1,168				4,542
USIMPEX INDUSTRIAL S.A.			679	14				
USIROLL		3	3,137	3,600				
UNIGAL LTDA	1,300	3,497	18,817	171			9,723	
T O T A L	436,571	456,200	398,076	318,572	2,103	14,115	24,144	20,174

The most significant transactions with related companies are contracted at usual market conditions, considering prices, terms, financial charges etc. Any differences in balances and operations shown above and those which are shown by the related companies refer substantially to normal in transit operations, considered irrelevant to the financial statements taken as a whole.

19 FINANCIAL INSTRUMENTS

The financial instruments of the company and subsidiary companies are recorded in asset and liability accounts at December 31, 2001 and 2000 at amounts compatible with those practiced in the market. These instruments are managed via operating strategies, aiming at liquidity, profitability and security. The control policy consists of a continuous monitoring of rates contracted versus those effective in the market. The company and its subsidiaries do not invest in derivatives or any other risk assets.

(a) Credit risk

The sales policy of the group is subordinated to the credit terms fixed by management, which attempts to minimize problems arising from defaulting customers. This objective is achieved through the selection of customers according to their capacity to pay and diversification of accounts receivable (risk pulverization). The company also has an allowance for doubtful accounts of R$ 11,067 (2000 – R$ 11,788) representing 2.48% of outstanding receivables (2000 – 3.29%) to face credit risks (consolidated – R$ 31,843 and R$ 28,470), representing 4.07% and 4.53%, respectively, of outstanding receivables.

(b) Exchange rate risk

The company and its subsidiaries have significant liabilities in foreign currency, mainly U.S. dollars, and therefore its results may be significantly affected by exchange rate variations.

As a preventive measure to reduce the effects of exchange rate variations, management has a policy to maintain assets linked to exchange rates, as shown below:

	In thousands of U.S. dollars	
	2001	**2000**
A) Loans and financings		
Parent company	848,358	1,036,998
Consolidated	2,206,033	2,187,203
B) Assets		
Parent company	262,470	277,274
Consolidated	304,549	425,183

	In thousands of U.S. dollars	
	2001	2000
C) Swap financial operations		
Parent company	334,039	363,447
Consolidated	678,633	769,798
D) Net exposure (A-B-C)		
Parent company	251,849	396,277
Consolidated	1,222,851	992,222

To the net exposure at December 31, 2001 shown above the net balance between exports and imports of the parent company and its subsidiaries, to be realized in 2002, as projected below must be aggregated (unaudited):

	In thousands of U.S. dollars
A) Exports	
Parent company	168,758
Subsidiaries	295,517
Total	464,275
B) Imports	
Parent company	186,966
Subsidiaries	209,052
Total	396,018
Net balance (A-B)	68,257

SWAP operations during the year may be summarized as follows:

	Parent company		Consolidated	
	2001	2000	2001	2000
Amount – US$ thousand	334,039	363,447	678,633	769,798
Available funds - current assets		5,953	11,748	18,371
Long-term receivables – financial investments				68,355
Current liabilities – other	11,063		14,926	
Long-term liabilities – other	54,550		167,728	
Financial (expenses) income, net	131,333	19,813	(8,180)	88,586

All amounts in thousands of reais unless otherwise indicated

(c) Price risk

Exports being equivalent to 12% of parent company sales in 2002 and 16% of the sales of subsidiary companies, exchange rates represent a price risk that may compromise results expected. This risk is mainly offset by the significant volume of Group company imports projected for 2002, as shown above.

(d) Interest rate risk

The interest rates contracted for short and long-term loans and financings and debentures may be summarized as follows:

	Parent company				Consolidated			
Loans and financings	2001	%	2000	%	2001	%	2000	%
Pre-fixed	991,278	30	1,039,319	31	1,885,221	26	1,601,884	26
TJLP	339,803	10	426,688	13	1,145,299	16	1,037,001	17
LIBOR	1,415,509	42	1,419,306	42	3,675,291	50	3,109,535	50
Other					7,864		4,661	
Sub total	2,746,590	82	2,885,313	86	6,713,675	92	5,753,081	93
Debentures:								
ANBID	400,000	12	400,000	12	400,000	6	400,000	6
TJLP	85,476	3	82,586	2	85,476	1	82,586	1
CDI	101,458	3			101,458	1		
Sub total	586,934	18	482,586	14	586,934	8	482,586	7
Total	3,333,524	100	3,367,899	100	7,300,609	100	6,235,667	100

20 INSURANCE COVER

Insurance policies taken out by the company provide the following cover which management considers to be sufficient:

For the buildings, merchandise and raw materials, equipment, machinery, furniture, fixtures, and installations of the establishments insured and respective dependencies of Usiminas, Usiminas Mecânica, Cosipa, Unigal, Usiroll, Usiparts, Usimpex Industrial and Rio Negro, with a risk value of US$ 9,936,677 thousand, an All Risks policy with a maximum indemnity of US$ 500,000 thousand per claim. For Usiminas, Unigal and Cosipa the first US$ 1,500 thousand (US$ 100 thousand for other companies) of material damages and the first fourteen days of loss of profits are not included in the cover.

All amounts in thousands of reais unless otherwise indicated

SUPPLEMENTARY INFORMATION AT DECEMBER 31, 2001 AND 2000 STATEMENT OF ADDED VALUE.

As a supplement to the financial statements and notes which present the equity and financial position, results of operations, changes in stockholders' equity and changes in financial position of the company and its subsidiaries for the year, the statement of added value attempts to show to whom the value added by the company and its subsidiaries pertain, notably employees, the government, third parties and stockholders. All information presented originates from the books of account of the company and its subsidiaries, with reclassifications only of some information contained in the traditional statement of income, which in the added value statement is considered as a distribution of added value.

	Parent company		Consolidated	
	2001	2000	2001	2000
Receipts				
Sales of merchandise, products and services, net of discounts and cancellations	3,719,359	3,070,633	6,189,633	5,020,669
Allowance for doubtful accounts	505	(1,281)	(3,620)	(4,613)
Non-operating results	3,963	(17,592)	948	(18,605)
	3,723,827	3,051,760	6,186,961	4,997,451
Input acquired from third parties				
Raw materials	(1,059,907)	(795,864)	(1,828,024)	(1,411,532)
Cost of merchandise, products and services	(627,750)	(494,161)	(820,286)	(803,665)
Materials, energy, third party services and other	(205,484)	(151,942)	(761,157)	(315,856)
	(1,893,141)	(1,441,967)	(3,409,467)	(2,531,053)
Gross added value	**1,830,686**	**1,609,793**	**2,777,494**	**2,466,398**
Retentions				
Depreciation, amortization and depletion	(215,181)	(191,001)	(340,176)	(286,083)
Net added value produced	**1,615,505**	**1,418,792**	**2,437,318**	**2,180,315**
Added value received on transfers				
Equity in the earnings of subsidiary and associated companies	2,570	41,000	135,622	12,029
Financial income	214,599	117,413	228,915	255,012
Minority interest			225,642	(20,823)
	217,169	158,413	590,179	246,218
Added value to be distributed	**1,832,674**	**1,577,205**	**3,027,497**	**2,426,533**

All amounts in thousands of reais unless otherwise indicated

DISTRIBUTION OF ADDED VALUE

	Parent company				Consolidated			
	2001	**%**	**2000**	**%**	**2001**	**%**	**2000**	**%**
Salaries and payroll charges	259,039	14.13	278,332	17.65	441,730	14.40	516,439	21.29
Taxes and contributions	529,202	28.88	460,302	29.18	865,690	28.18	750,331	30.92
Financers	803,501	43.84	608,000	38.55	1,475,497	49.04	948,375	39.08
Stockholders	96,010	5.24	94,000	5.96	96,010	3.21	94,000	3.87
Net income for the year, retained	144,922	7.91	136,571	8.66	148,570	5.17	117,388	4.84
Added value distributed	**1,832,674**	**100.00**	**1,577,205**	**100.00**	**3,027,497**	**100.00**	**2,426,533**	**100.00**

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. –
USIMINAS AND SUBSIDIARY COMPANIES

ADMINISTRATIVE COUNCIL

ADEMAR DE CARVALHO BARBOSA (President)
BERTOLDO MACHADO VEIGA
GABRIEL STOLIAR
HUMBERTO EUDES VIEIRA DINIZ
IVAN LUIZ MODESTO SCHARA
JOSÉ AUGUSTO MULLER DE OLIVEIRA GOMES
KENICHI ASAKA
MARCUS OLYNTHO DE CAMARGO ARRUDA
RINALDO CAMPOS SOARES

BOARD OF DIRECTORS

RINALDO CAMPOS SOARES (President)
PAULO PENIDO PINTO MARQUES
GABRIEL MÁRCIO JANOT PACHECO
IDALINO COELHO FERREIRA
RICARDO YASUYOSHI HASHIMOTO

STATUTORY AUDIT COMMITTEE

JOSÉ RUQUE ROSSI (President)
ANTÔNIO JOAQUIM FERREIRA CUSTÓDIO
ISABEL DA SILVA RAMOS KEMMELMEIER
JOSÉ IGNACIO ORTUONDO GARCIA
MASATO NINOMIYA

RESPONSIBLE ACCOUNTANT

JOÃO LUCAS FERRAZ DUNGAS
Controller
Registered Accountant
CRC-MG 9644